UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42457

OneConstruction Group Limited

Unit 11, 5/F

Tower 1, Harbour Centre

1 Hok Cheung Street

Hunghum, Kowloon

Hong Kong

+852 2123 8400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On April 8, 2026, Mr. Cheung Kam Cheung, an executive director of OneConstruction Group Limited (the “Company”), notified the Company of his resignation as an executive director of the Board of Directors of the Company (“Board”), effective April 8, 2026. Mr. Cheung Kam Cheung’s resignation as an executive director of the Board was due to personal reasons, and was not a result of any disagreement with the Company or the Board.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConstruction Group Limited

Date: April 8, 2026	By:	/s/ Ka Chun Gordon Li
	Name:	Ka Chun Gordon Li
	Title:	General Manager

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